

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via E-mail</u>
Dennis M. Mulroy
Chief Financial Officer
Cardium Therapeutics, Inc.
12255 El Camino Real, Suite 250
San Diego, CA 92130

> **Re: Cardium Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 16, 2013**
> **File No. 001-33635**

Dear Mr. Mulroy:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Daniel Greenspan for

               Jeffrey P. Riedler
               Assistant Director

cc: <u>Via E-mail</u>
   Tyler M. Dylan-Hyde, Ph.D.
   Chief Business Officer, General Counsel, Executive Vice President and Secretary
   Cardium Therapeutics, Inc.
   12255 El Camino Real, Suite 250
   San Diego, CA 92130